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LANGER, INC.
450 Commack Road
Deer Park, New York 11729-4510
(631) 667-1200

June 7, 2005

VIA EDGAR and Facsimile

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Langer, Inc.—Request for Acceleration of Effectiveness Amendment No. 7 to Registration Statement on Form S-1 Filed June 3, 2005 File No. 333-120718

Ladies and Gentlemen:

        Pursuant to the applicable rules under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby respectfully request that the effective date of the above-captioned Registration Statement be accelerated to 4:00 P.M. on June 9, 2005 or as soon thereafter as practicable.

        The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of common stock covered by the Registration Statement.

        The Company hereby acknowledges the following:

  •
  should the Securities Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ JOSEPH P. CIAVARELLA Joseph P. Ciavarella Chief Financial Officer and Vice President

PIPER JAFFRAY & CO
800 Nicollett Mall
Main Station J10N01
Minneapolis, MN 55402-7020

June 7, 2005

BY FAX AND EDGAR
(202) 772-9367

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Adélaja K. Heyliger

  Re:
  Langer, Inc.—Form S-1 Registration Statement (File No. 333-120718)

Ladies and Gentlemen:

        Pursuant to Rule 461, the undersigned Representatives of the several Underwriters hereby join in the request of Langer, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 4:00 p.m., Washington, D.C. time, on June 9, 2005 or as soon thereafter as practicable.

        Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

    (i)
    A Preliminary Prospectus dated May 25, 2005 (the "Preliminary Prospectus") was distributed; no preliminary prospectuses of a different date were distributed.

    (ii)
    The distribution of the Preliminary Prospectus commenced on May 26, 2005.

    (iii)
    A total of 5,800 copies of the Preliminary Prospectus were distributed to three prospective underwriters and dealers.

    (iv)
    A total of 1,425 copies of the Preliminary Prospectus were distributed to 450 institutions.

    (v)
    A total of 2,100 copies of the Preliminary Prospectus were distributed to individuals and others.

        The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In the normal course, the Representatives comply with the provisions of Rule 15c2-8.

        The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department. You may confirm this information by calling Brian J. Stallings of the National Association of Securities Dealers, Inc. at (240) 386-4623.

Very truly yours,
PIPER JAFFRAY & CO. RYAN BECK & CO. WM SMITH SECURITIES, INCORPORATED as the Representatives of the Several Underwriters
BY:	PIPER JAFFRAY & CO.
By:	/s/ ROD O'NEILL Name: Roderick J. O'Neill Title: Managing Director

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LANGER, INC. 450 Commack Road Deer Park, New York 11729-4510 (631) 667-1200
PIPER JAFFRAY & CO 800 Nicollett Mall Main Station J10N01 Minneapolis, MN 55402-7020